EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2010	2009	2008	2007	2006

	(dollars are in millions)

Ratios excluding interest on deposits:
Income (loss) from continuing operations	$1,558	$(189)	$(1,733)	$105	$1,017
Income tax (benefit) expense	742	(110)	(943)	(19)	516
Less: Undistributed equity earnings	28	28	35	-	34
Fixed charges:
Interest on:
Borrowed funds	81	74	283	357	300
Long-term debt	605	782	985	1,443	1,457
One third of rents, net of income from subleases	29	24	24	29	25

Total fixed charges, excluding interest on deposits	715	880	1,292	1,829	1,782
(Loss) earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$2,987	$553	$(1,419)	$1,915	$3,281

Ratio of (loss) earnings to fixed charges	4.18	.63	(1.10)	1.05	1.84

Total preferred stock dividend factor(1)	$109	$115	$125	$88	$132

Fixed charges, including the preferred stock dividend factor	$824	$995	$1,417	$1,917	$1,914

Ratio of (loss) earnings from continuing operations to combined fixed charges and preferred stock dividends	3.63	.56	(1.00)	1.00	1.71

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$715	$880	$1,292	$1,829	$1,782
Add: Interest on deposits	580	989	2,419	3,833	3,109

Total fixed charges, including interest on deposits	$1,295	$1,869	$3,711	$5,662	$4,891

(Loss) earnings from continuing operations before taxes and fixed charges, net of undistributed equity earnings	$2,987	$553	$(1,419)	$1,915	$3,281
Add: Interest on deposits	580	989	2,419	3,833	3,109

Total	$3,567	$1,542	$1,000	$5,748	$6,390

Ratio of earnings to fixed charges	2.75	.83	.27	1.02	1.31

Fixed charges, including the preferred stock dividend factor	$824	$995	$1,417	$1,917	$1,914
Add: Interest on deposits	580	989	2,419	3,833	3,109

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,404	$1,984	$3,836	$5,750	$5,023

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.54	.78	.26	1.00	1.27

(1)	Preferred stock dividends grossed up to their pretax equivalents.